TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

On March 31, 2000, the following charts and accompanying scripts were distributed to employee's of GM's Communications department in relation to the previously announced plan of the corporation to offer up to $9 billion of the Corporation's GM Class H stock in exchange for outstanding shares of the Corporation's $1-2/3 par value common stock. The exchange is part of an overall plan to restructure GM's economic interest in its wholly-owned subsidiary, Hughes Electronics Corporation. As previously indicated, it is anticipated that the plan will be executed in the first half of calendar year 2000. The filing is being made in compliance with U.S. SEC Rules, which among other things, require the filing of certain communications used by the Corporation to describe the exchange offer to external groups or the public.

                                * * * * * * * * *

CHART 1

General Motors Corporation Offer to Exchange
Shares of Class H Common Stock for shares of $1-2/3 Par Value Common Stock

STOCKHOLDERS ARE URGED TO READ THE IMPORTANT INFORMATION IN GM'S PROSPECTUS RELATING TO THE EXCHANGE OFFER THAT WILL BE MAILED TO THEIR ADDRESS OF RECORD AND WILL ALSO BE ON FILE AT THE SEC AND BE AVAILABLE FREE OF CHARGE AT ITS WEBSITE, www.sec.gov, AT GM'S WEBSITE, www.gm.com, AND FROM GM STOCKHOLDER SERVICES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO BUY IN CONNECTION WITH THE PLANNED EXCHANGE OFFER, WHICH WILL ONLY BE MADE BY MEANS OF AN APPROPRIATE PROSPECTUS.

SPEAKER NOTES:
-------------
GM announced February 1, 2000 plans for a broad restructuring of its economic interest in Hughes which included:

   1)Exchange Offer to current stockholders to repurchase shares of GM $1-2/3 par value common stock in exchange for approximately $9 billion* of GM Class H common stock
   2)Contributions of approximately $7 billion of Class H stock to certain GM benefit plans (independent from exchange offer, but part of restructuring)

Both events are expected to take place in the second quarter of 2000. The specific dates for the exchange offer and the exchange ratio have not yet been announced.

*Original announcement was for $8 billion, but has since been increased to $9 billion in order to help offset in part new issuances of $1-2/3 stock being used to finance the acquisition of a 20% stake in Fiat Auto.

CHART 2

General Motors Corporation Exchange Offer

o  What is it?
   - An opportunity for GM stockholders who hold GM $1-2/3 par value common stock to voluntarily exchange some or all of his or her shares for GM Class H common stock
      o Exchange will be based on an "exchange ratio" which will be set by GM at the commencement of the exchange offer

   - Available to all holders of GM $1-2/3 stock, including employees who hold GM $1-2/3 stock directly, through brokerage accounts or through GM stock savings plans

SPEAKER NOTES: Background on Class H Stock
-------------

GM Class H stock is a letter stock (or tracking stock) of General Motors related to GM's Hughes Electronics subsidiary. It is designed to provide holders with financial returns based on the financial performance of Hughes. Holders of a Class H are stockholders of GM and not of Hughes.

CHART 3

General Motors Corporation Exchange Offer

o  Why is GM doing this?
   -  This restructuring of GM's economic interest in Hughes
      o Enables GM to realize some of the economic value arising from its ownership of Hughes
      o Generates increase in GM $1-2/3 earnings per share (EPS) by reducing total number of shares outstanding
      o Allows $1-2/3  shareholders to participate in any further  improvements in the Class H stock price through GM's retained interest in Hughes
      o Increases the liquidity of the Class H stock (due to greater  number of shares outstanding) which should benefit trading of Class H over time

SPEAKER  NOTES:
--------------
The exchange offer of up to about $9 billion on Class H common stock is an important element of GM's overall plan to restructure GM's economic interest in our Hughes subsidiary in order to realize some of the economic value arising from GM's ownership of Hughes. The other element consists of the anticipated contributions of about $7 billion of Class H common stock to certain of our employee benefit plans.

It is expected that this restructuring will result in the following benefits to GM and its stockholders:

- Realize some of the economic value arising from GM's ownership of Hughes. Given the substantial increase in the Class H stock price over the past year, it is a good time for GM to unlock shareholder value arising from its investment in Hughes.

- Reduction in the number of shares of GM $1-2/3 stock outstanding (as GM will retire shares which are repurchased) would increase the earnings per share for GM $1-2/3 in the future (same earnings and lower denominator results in higher earnings per share).

- Participation in potential future upside of Class H share price as GM will still retain a significant economic interest in Hughes (over $20 billion based on recent stock prices).

- The issuance of additional shares of Class H common stock in connection with these transactions should substantially increase the liquidity of Class H stock in the market (more shares available to trade), which should benefit Class H stockholders over time.

CHART 4

General Motors Corporation Exchange Offer

o  As a participant in one of GM's Savings Plans, what can I expect?
   -  An information package will be sent to address of record including:

      o Offering Circular-Prospectus and related materials containing information that will help you understand the business of Hughes and the benefits and risks associated with the exchange offer
      o  Instruction Letter to Plan Participants outlining:
         - Process for participating in the transaction, if you choose to do so
         - Effective dates of the exchange period (there is a time limit on the exchange offer)
      o  Questions and Answers
   - If you own shares of GM $1-2/3 in more than one plan or if you hold shares directly or through a broker you will receive separate information packages relating to those shares
      o  You must tender such shares separately

SPEAKER NOTES:
-------------
Important to let employees know that they may receive multiple packages if they hold GM $1-2/3 shares in multiple employee plans, directly and/or through a broker. In all cases, they need to tender these shares independently if they wish to tender such shares in the exchange offer.

CHART 5

General Motors Corporation Exchange Offer

o  What are the benefits to participating in the exchange offer?
   - Transaction is generally tax-free for U.S. income tax purposes, except for cash received for fractional shares
      o  Tax-free for participants in Savings Plans
   - Potential financial incentive in the form of a premium on GM $1-2/3 stock exchanged for Class H stock
   - To understand the benefits and risk associated with participating in the exchange offer, carefully review the exchange offer materials that you will receive in the mail
      o Please note that neither GM or its Board is making a recommendation as to whether you should participate in the exchange offer

SPEAKER NOTES:
-------------
Neither GM nor GM's Board of Directors is making a recommendation in connection with the exchange offer.

The exchange is generally tax free to employee benefit plan participants and GM would expect to provide stockholders a financial incentive to participate in the exchange offer, which will be reflected in the exchange ratio at the time it is set (based on the relative trading prices of $1-2/3 and H at such time). However, because the trading prices of $1-2/3 and H will fluctuate over time, there can be no assurance as to whether there will be a premium at the time of the closing of the exchange offer.

Thus, it is very important to let employees know that they must read the Offering Circular-Prospectus to understand how this financial incentive works.

Each individual stockholder must make their own decision regarding participation in the exchange offer.

CHART 6

General Motors Corporation Exchange Offer

o  What are my choices?
   - Read carefully the information that is delivered to your home (or address of record)
   - You can choose to tender some, all or none of your shares of $1-2/3 stock in the exchange offer
   - If you choose to tender, follow transfer procedures as indicated in the exchange package
      o  If  you  have  any  questions  on  the   information  in  the  Offering
         Circular-Prospectus or the terms and conditions of the exchange offer, contact Morrow & Co.
      o If you have any questions on how to participate through your GM Savings Plan, contact your plan administrator
      o These contacts will not be able to provide investment advice - you must make your own investment decision
   -  If you choose not to accept this offer, NO FURTHER ACTION IS REQUIRED

SPEAKER NOTES:
-------------
- Carefully read the material that is delivered to your home (or address of record).

- Make your own investment decision based on a careful review of the prospectus and the other exchange offer materials that you will receive at your home (or address of record).

- If you choose to participate, follow the procedures outlined in the package that is delivered to your home (or address of record).

- Once you receive the materials, if you have any questions relating to the terms of the exchange offer, contact GM's information agent, Morrow & Co. at the number provided in the prospectus.

- If you have any questions on how to participate, contact your Plan Administrator at the numbers provided in the instruction letter attached to the prospectus.

- None of GM, Hughes, the Exchange Agent, the Dealer Manager, the Marketing Manager, Morrow & Co. or your Plan Administrator will provide investment advice. Your must contact your own personal investment advisor if you want advice on whether to participate.

- If you choose not to accept this offer, NO FURTHER ACTION IS REQUIRED!

     While General Motors has filed a Registration Statement on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' web site at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500,
menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.